FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA WATERBURY LAKE UPDATE

Vancouver, Canada, April 10th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) is pleased to announce the completion of winter geophysical surveys on the 12,400 hectare (30,000 acre) Waterbury lake project in the Athabasca Basin, Saskatchewan.  This project is comprised of a series of claim blocks located between the area of the Cigar Lake mine and the McLean mine and Midwest uranium deposits, and south of the recent Hathor uranium discovery.

The detailed geophysical surveys are part of ongoing programs to define the extent of alteration associated with geophysical targets defined by airborne surveys over the project.  The current survey on southern claim 107999, has defined alteration in the sandstone associated with two conductors.    This alteration is similar to alteration patterns found at nearby mining projects. The geophysical sections as well as data from historical drill-holes indicate active tectonics in this area with basement offsets of over 60 metres within a 2 kilometre span.  These zones of uplift and disruption are associated with many of the active mines and discoveries in the area.

Summer drilling is possible on the southern claim group, as well as in a second zone located on claim 107967 which is to the northwest.  Here, preliminary drilling in 2007 located elevated uranium and alteration close to a significant airborne conductor.  A high priority conductor located within the centre of claim 107965, was planned for drill testing this winter on Waterbury lake, but will now be tested next season.

The depth to unconformity is approximately 200-300 metres across this claim group, with the slightly deeper zones to the west.  Seismic profiling is possible on claim 107965 during the summer work season using CanAlaska’s marine seismic unit.  CanAlaska has carried out over 2000 line km of seismic surveys over the past three years in the Athabasca area.

The attached image shows the location of the Waterbury project in detail, and the location of current mines, and recent discoveries.

Elsewhere in the Athabasca, the Company is continuing with two diamond drill programs at Cree lake and Johnston Island, see NR April 8 2007 http://www.canalaska.com/s/NewsReleases.asp?ReportID=295236

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The person responsible for this release is Peter Dasler, M.Sc., P. Geo.

About CanAlaska Uranium – www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  In addition, exploration of CanAlaska’s Cree East Project has commenced under a C$19 mil. agreement executed with a consortium led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

April 10th, 2008